(212) 701-3412

July 21, 2006

Re:	Security Capital Assurance Ltd. Form S-1, Amendment 6 Filed July 21, 2006 File No. 333-133066

Ladies and Gentlemen:

     On behalf of Security Capital Assurance Ltd, a Bermuda company (the “Company”), and pursuant to the provisions of the Securities Act of 1933, as amended, we are filing by EDGAR transmission amendment No. 6 to the registration statement on Form S-1 (File No. 333-133066) (“Amendment No. 6”). The registration statement was initially filed on April 7, 2006 (such initial filing, together with Amendment No. 1 filed on May 24, 2006, Amendment No. 2 filed on May 26, 2006, Amendment No. 3 filed on June 22, 2006, Amendment No. 4 filed on July 11, 2006, Amendment No. 5 filed on July 17, 2006 and Amendment No. 6, being herein referred to as the “Registration Statement”).

     In addition, this letter sets forth the responses of the Company to the comments raised by the staff of the Securities and Exchange Commission (the “Staff”) in Jeffrey Riedler’s letter dated July 17, 2006 to Mr. Paul S. Giordano. To facilitate your review of Amendment No. 6, this letter keys our responses to your comments and provides the requested supplemental information. Where practicable, we have specifically identified the places where changes were made in Amendment No. 6.

     To expedite your review, we have enclosed with the by-hand copy of this letter four copies of Amendment No. 6, marked against Amendment No. 5 to the Registration Statement.

FORM S-1

After this offering, XL Capital will own up to approximately 65% page 20

1.	We note the revisions you made to this risk factor pursuant to comment 10, and we reissue the comment in part because it does not appear you complied with the first two bullet points in the comment. Please clearly disclose the following:

	•	Shareholders will initially have preferential voting rights, but the preferential voting rights will be eliminated if certain events occur.

	•	The reason for which XL Capital needed to limit its voting rights: so that it would be rated separately from XLCA and XLFA despite its ownership of 65% of the common shares.

Please include this information, as well as the events that would cause XL Capital’s voting restrictions to be removed, in a new, separate risk factor rather than in a bullet point within the current one. The potential fluctuation in shareholders’ voting power is a different risk from the fact that XL Capital will generally have a large amount of influence on the company.

	Response:	The Company has complied with the Staff’s comment.

Dilution, page 38

2.	Please explain to us how you calculated the net tangible book value amount as of March 31, 2006. Please expand your disclosures to clarify the number of shares outstanding used in calculating the per share amount.

	Response:	The Company defines net tangible book value to include its acquired insurance license assets reflected on its balance sheet at March 31, 2006, as they represent a specifically identifiable asset that can be sold separately from all other assets of the business. In determining net tangible book value the Company would have excluded “goodwill”, but the Company had no goodwill on its balance sheet at March 31, 2006. Accordingly, the Company’s net tangible book value was determined to be its shareholders’ equity at March 31, 2006 of $866.8 million.

Selected Combined Financial Information, page 39

3.	You disclose that immediately prior to the planned offering 46,127,245 common shares with a $0.01 par value per share will be issued and outstanding, which represent 100% ownership by XL Capital. However, in the Interim Condensed Combined Balance Sheet at March 31, 2006, you disclose that 4,449 shares were issued and outstanding, consisting of 2,000 XLCA shares with a $7,500 par value per share and 2,449 XLFA shares with a $120 par value per share. Please disclose the changes to your capital structure since March 31, 2006 that resulted in 46,127,245 shares expected to be outstanding immediately prior to the planned offering. Consistent with SAB Topic 4:C, it appears you should retroactively reflect these changes in all historical common stock and per share common stock information in the filing, including your historical financial statements. Please revise your disclosure, accordingly.

	Response:	The Company has revised the presentation of its capital structure in the audited and condensed interim combined financial statements, as well as in the capitalization table to comply with the Staff’s comment.

Pro Forma Financial Information (Unaudited)

Supplemental Pro Forma Condensed Combined Balance Sheet, page 44

4.	Please remove pro forma adjustment (b) from the adjustments column and provide a cross reference in the “pro forma (including this offering)” column to the footnote disclosure.

	Response:	The Company has complied with the Staff’s comment.

Notes to Pro Forma Financial Information, page 45

5.	Please refer to footnote (a). It appears that the number of shares disclosed is the number of shares outstanding after the offering. Please revise or advise us.

	Response:	The Company has revised the disclosure in the Registration Statement.

6.	You disclose that pro forma adjustment (d) provides for estimated incremental operating costs that you will incur as a standalone company. We note that historically, stock based compensation expense has been based on awards of XL Capital’s ordinary shares. Please disclose the planned operation of your stock compensation program after the completion of the planned offering, including how you will terminate the existing arrangements with XL Capital, and quantify the expected impact of this program, if any, on operating results assuming adoption of SFAS 123R. Disclose the basis for your decision to exclude related adjustments from your pro forma presentation.

	Response:	While stock based compensation expense recorded in the Company’s historical financial statements reflects stock based compensation awards under XL Capital’s plans, the Company has not made any pro forma adjustment to reflect how its stock based compensation expense will change under its stock based compensation plans because the Company expects the terms of its stock based compensation plans to be substantially the same as XL Capital’s plans. While the levels of awards may vary in the future from that historically awarded by XL Capital, it is not practicable to reasonably estimate such award level until such time as the compensation committee of the Company’s board of directors approves such award levels. The Company does not currently expect that its future compensation expense will be materially different than that reflected in its historical financial statements

7.	Your revised disclosure in response to prior comment five does not appear to fully address our comment. Please disclose the relationship between the pro forma adjustments to revenues and expenses and your basis for concluding that the financial impact, as reflected in the pro forma financial information for 2005 and the first quarter of 2006, will continue in the future. Disclose the relationship between your recapture of $24.1 million of previously ceded deferred premium revenue and assumption of $6.1 million of deferred premium revenue, as described in Formation Transactions, and the amounts recorded in pro forma adjustment (e). Also, describe in greater detail the business purpose for these transfers and the “certain policies” transferred.

Response:

As stated in note “(f)” to the pro forma financial information, the pro forma results for the year ended December 31, 2005 and the three months ended March 31, 2006 were based on the actual results from such transferred business during such periods. The Company estimates, based on the expected run-off of such business, that earnings from such business for fiscal year 2006 and 2007 will approximate $7.3 million (consisting of revenues, losses and loss adjustment expenses, and acquisition costs of $12.2 million, $1.7 million and $3.3 million, respectively) and $6.4 million (consisting of revenues, losses and loss adjustment expenses, and acquisition costs of $11.0 million, $1.5 million and $3.1 million, respectively), respectively. Also, please note the last sentence in note “(e)” to the pro forma financial information.

Regarding the comment concerning the relationship between the description of the business to be transferred described under “Formation Transactions” and the related pro forma adjustments, the entry in the pro forma balance sheet with respect to assets consists of cash expected to be received of $22.8 million plus deferred acquisition costs of $7.4 million, less the reversal of prepaid ceded premiums of $24.1 million. The entry in the pro forma balance sheet with respect to liabilities consists of deferred premium revenue expected to be recorded of $6.1 million.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies and Estimates Premium Revenue Recognition, page 63

8.	Please refer to your response to prior comment nine. Your revised disclosure does not describe the methods and assumptions used to recognize revenues and expenses under ceded reinsurance contracts. You refer to a description of your premium revenue recognition for ceded reinsurance under Liquidity and Capital Resources-Ceded Reinsurance Recoverables. However, this section does not appear to adequately describe your accounting for transactions under ceded reinsurance contracts. Please provide this disclosure as previously requested. Revise your disclosure in the notes to the financial statements, as appropriate.

	Response:	The Company has complied with the Staff’s comment.

Liquidity and Capital Resources Ceded Reinsurance Recoverables, page 80

9.	Please refer to your response to prior comment eight. Your revised disclosure does not describe your basis for recording the reinsurance recoverable associated with your “unallocated loss reserves”. Please provide this disclosure. Include a discussion of how you considered the contractual terms in your reinsurance agreements and the relevant technical accounting literature.

	Response:	The Company has complied with the Staff’s comment.

Duties of Directors, page 159

10.	We note that in response to comment 12, you explain that the Bermuda Companies Act allows provisions limiting the liability of officers and directors, “provided that such exemption or indemnity shall not extend to any matter in respect of any fraud or dishonesty which may attach to such director or officer.” The bottom of page 159 states that your company requires that the fraud or dishonesty be pursuant to a court’s “final judgment or decree not subject to appeal.”

	•	Is the court judgment or decree that your bye-law requires a prerequisite for a shareholder to bring a suit? For example, must the judgment occur in a previous lawsuit that is brought, for example, by the company? Or does the court judgment or decree requirement refer to the court’s decision in the shareholder lawsuit itself? Please revise the disclosure here, in both instances of this disclosure on page 162, and on page II-1 to clarify

	•	If the required final court “judgment or decree not subject to appeal” is a prerequisite, meaning it must occur before a shareholder can bring a suit, please provide us with your analysis of the legality of this bye-law since the Bermuda Companies Act does not include this provision

	•	If the required court finding refers to the court’s ultimate decision in the shareholder’s lawsuit, please revise the phrase stating that shareholders “waive” all claims or rights of action since the word “waive” could give investors the impression that they will be barred from bringing a lawsuit in the first place. Similarly revise both instances of this disclosure on page 162 and on page II-1.

Response:

The Company has revised the disclosure in the Registration Statement in response to the Staff’s comment.

Please note also that the fact that the directors and officers have indemnification, and are exempted from liability, in any matter other than fraud and dishonesty as found by a court of competent jurisdiction, does not mean that such a judgment is a prerequisite for a shareholder to commence a suit. This has not been stated in the Registration Statement, but the Company will revise the disclosure accordingly. Once again, please note that the Company has been advised by Conyers Dill & Pearman that this provision is permitted under the Bermuda Companies Act and we reconfirm this once again in response to your July 17 letter.

Exhibit 8.3: Form of Opinion of Slaughter & May as to certain U.K. tax matters

11.	We note that in response to comment 14, you removed from the “United Kingdom Taxation” discussion on page 167 the phrase stating that the opinion could not be “relied upon” by anyone other than the company without counsel’s express written consent. Please confirm that when you file Slaughter and May’s final tax opinion, it will be similarly revised.

Response:	The Company confirms that Slaughter and May’s final United Kingdom tax opinion will be similarly revised when filed.

* * *

     By copy of this letter we are providing courtesy copies of this letter and Amendment No. 6 to the following members of the Staff: Frank Wyman, Joseph Roesler and Greg Belliston.

     Comments or questions regarding any matters with respect to Amendment No. 6 may be directed to me at (212) 701-3412.

Very truly yours, /s/ Michael A. Becker Michael A. Becker

Enclosures

cc:	Frank Wyman Joseph Roesler Greg Belliston Securities and Exchange Commission

Paul S. Giordano Arnold Brousell Security Capital Assurance Ltd

Lee A. Meyerson Simpson Thacher & Bartlett LLP

Brian Hannan PricewaterhouseCoopers LLP

VIA EDGAR TRANSMISSION AND BY HAND Mr. Jeffrey Riedler Division of Corporation Finance Mail Stop 6010 Securities and Exchange Commission 450 Fifth Street, N.W. Washington, DC 20549-0405